SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: December, 2005	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
December 16, 2005	By:	Date: /s/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Press Release # 05-028 dated December 16, 2005

NEWS RELEASE FOR IMMEDIATE RELEASE Agrium announces agreement with Royster-Clark on rights plan and regulatory matters	05-028
Date: December 16, 2005

Contact:
Investor Relations:
Richard Downey
Director, Investor Relations
Phone (403) 225-7357

Christine Gillespie
Investor Relations Manager
Phone (403) 225-7437

Media Relations:
John Lute
Phone (416) 929-5883

Contact us at: www.agrium.com

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today it has reached an agreement with Royster-Clark Ltd. on certain matters relating to Agrium’s offer to purchase all outstanding Royster-Clark Income Depositary Securities (IDSs) for $10.00 (Canadian) cash per IDS.
Royster-Clark has agreed to withdraw its application before the Ontario Securities Commission alleging certain deficiencies with respect to the Agrium offer. Agrium and Royster-Clark have agreed that Agrium will extend the expiry time of its bid until midnight (Vancouver time) on January 12, 2006 and Royster-Clark will waive the application of its rights plan to Agrium’s bid at that time. As a result, Agrium will also withdraw its application before the Commission concerning Royster-Clark’s rights plan.
“I am pleased that we were able to come to an agreement with Royster-Clark on these outstanding issues,” said Mike Wilson, Agrium President and CEO. “As a result of the constructive manner in which this agreement has been reached Royster-Clark unitholders will be able to give our cash offer full consideration.”
Agrium will file and deliver a formal notice of extension of its offer by early next week.
Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
This press release contains forward-looking statements. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. These risk factors relative to this bid, include: realization of operational synergies, reliance on Royster-Clark Ltd.’s publicly available information which may not fully identify all risks related to their performance, success in integrating the retail distribution systems, and the integration of supply chain management processes, as well as other risk factors listed from time to time in Agrium’s reports, comprehensive public disclosure documents including the Annual Information Form, and in other filings with securities commissions in Canada (on SEDAR at www.sedar.com) and the United States (on EDGAR at www.sec.gov).